Human BioSystems

1127 Harker Avenue

Palo Alto, California 94301

December 11, 2008

Via U.S. mail and facsimile

Ms. Nandini Acharya

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:

Human BioSystems

Registration Statement on Form S-1

Filed November 7, 2008

File No. 333-155216

Dear  Ms. Acharya:

We are in receipt of your comment letter dated November 21, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

General

1.

We note that on February 13, 2008, another registration statement became effective registering the sale of an additional 16,917,464 shares of common stock by the same selling shareholder, Dutchess private Equities Fund, Ltd. Those 16,917,464 shares also related to an equity line of credit agreement. Given the aggregate size of the two offerings relative to the number of shares outstanding held by non-affiliates, the fact that the prior offering became effective within the past twelve months the nature of the offering and the selling shareholder, this transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please reduce the size of the offering or withdraw the registration statement.

Answer:

In accordance with Rule 415, we have reduced the size of our offering in the S-1 to 36,675,551 shares. In determining the size of this offering, we refer to the number of common shares outstanding and the common shares held by principal shareholders as of December 31, 2008 as disclosed in the Form 10-K filed on April 2, 2008, and the number of unsold common shares registered in the Form SB-2 registration statement effective February 13, 2008.

The table below illustrates the sale of the 16,917,464 shares of common stock registered in the Form S-1 effective February 13, 2008.

Date	Put Number	Common Shares	Purchase Price	Shares Available

2/21/08	86	442,500	$0.01	16,474,964
2/28/08	87	114,666	$0.01	16,360,298
3/5/08	88	440,000	$0.01	15,920,298
4/28/08	90	1,276,000	0.0105	14,644,298
5/5/08	91	1,859,825	0.0105	12,784,473
5/12/08	92	259,200	0.0105	12,525,273
5/19/08	93	106,700	0.0124	12,418,573
6/5/08	94	571,400	0.0095	11,847,173
6/14/08	95	474,700	0.0095	11,372,473
6/30/08	96	783,405	0.0095	10,589,068
7/9/08	97	213,900	0.0095	10,375,168
7/16/08	98	1,011,400	0.0076	9,363,768
7/25/08	99	1,642,844	0.0062	7,720,924
8/1/08	100	1,705,600	0.0057	6,015,324
8/15/2008	101	1,081,375	0.0067	4,933,949
8/22/2008	102	771,090	0.0067	4,162,859
9/2/2008	103	1,050,000	0.0067	3,112,859
9/15/2008	104	434,650	0.0048	2,678,209
9/22/2008	105	750,000	0.0048	1,928,209
9/30/2008	106	429,485	0.0048	1,498,724
10/7/2008	107	115,000	0.0048	1,383,724
10/14/2008	108	166,600	0.0048	1,217,124
10/21/2008	109	67,600	0.0033	1,149,524
Common Shares Available				1,149,524

The following formula illustrates the computation of the common shares in this Form S-1 registration:

(128,098,100 – 14,622,873)/3 -1,149,524 ≈36,675,551

2.

We note that you are registering the resale of up to 57,109,940 shares of common stock by Dutchess Private Equities Fund Ltd. that will be issued pursuant to an equity line of credit agreement. However, we note that the equity line of credit agreement which you have described in your filing and included as Exhibit 10.13 is dated as of June 20, 2004 by and between Human BioSystems and Dutchess Private Equities Fund, II. L.P., not Dutchess

Private Equities Fund Ltd. We note that, pursuant to Section 12(h) of this agreement, it may not be assigned. Please explain how Dutchess Private Equities Fund Ltd. became a party to the equity line agreement. If there is another equity line agreement with Dutchess private Equities Fund Ltd. which should have been referenced in your filing and included as an exhibit, please revise your disclosure accordingly.

Answer:

The S-1 has been revised to disclose that Dutchess Private Equities Fund Ltd. is the successor of Dutchess Private Equities Fund, II, L.P. As a result of the succession, Dutchess Private Equities Fund Ltd. succeeded to all of rights and obligations that Dutchess Private Equities Fund, II, L.P. has under the Investment Agreement.

3.

We understand that the terms of the Second Note referenced on page 41 provide that you may be obligated to repay the Second Note with proceeds you receive from puts made pursuant to the equity line agreement. Please tell us whether you have the ability to repay the Second Note to the selling shareholder without recourse to the monies received or to be received under the equity line agreement.

Please also confirm to us that the amount of indebtedness under the Second Note may not be reduced or relieved by the issuance of shares under the equity line agreement.

Answer:

The S-1 has been revised to disclose that we do not have the ability to repay our indebtedness under the Second Note without recourse to the money received or to be received under the Investment Agreement. In addition, this amount of indebtedness under the Second Note may not be reduced or relieved by our issuance of common shares under the Investment Agreement.

4.

We refer to your statement that, “Upon each and every event of default (as defined in Second Note), the selling shareholder may elect to execute the puts in an amount that will repay it and fully enforce its rights under the Investment Agreement.” Please tell us how the selling shareholder “may elect to execute the puts” and what type of discretion this provision gives the selling shareholder as to purchases shares of common stock under the equity line agreement.

Answer:

In the event of default, the selling shareholder may require us to exercise puts in an amount that will repay our debt in default under the Second Note. In addition to have the option of requiring us to exercise puts, the selling shareholder has other remedies other than to execute the puts. In determining whether to execute the puts, the selling shareholder will consider the market price of our common stock at the time of the default and the market condition for the resale of common stock underlying the puts.

5.

Please expand your disclosure in the prospectus to discuss the likelihood that you will receive, or ever need, based on your disclosed business plans, the full amount of proceeds available under the agreement. If you are not likely to receive the full amount, please explain why you and the selling shareholder chose the $5,000,000 amount of the equity line.

Answer:

We have added a risk factor on page 10 to disclose that it is likely that we may not be able to access the full amount of proceeds available under the Equity Line of Credit. The reason that we chose $5,000,000 was because at the time we negotiated the amount under the Equity Line of Credit, the market price of our common stock was in the range of $0.15-0.19. Based upon same we believed we would be able to have access to the full amount of $5,000,000.  However, the price has subsequently dropped and now we not believe we will have access to all the Line.

6.

Please revise your registration statement to disclose that the selling shareholder’s obligations under the equity line agreement are not transferable and that the registration statement does not cover sales by transferees of the selling shareholder.

Answer:

We have revised the registration statement to disclose that the selling shareholder’s obligations under the equity line agreement are not transferrable and that the registration statement does not cover sales by transferees of the selling shareholder under the “Offering” section on page 3.

Risk Factors, page 5

7.

Please expand your risk factors to discuss the likelihood that you will have access to the full amount under the equity line.

Answer:

We have added a risk factor to disclose the likelihood that we will not have access to the full amount under the equity line.

8.

We note your statement on page 43 that the selling shareholder may engage in short sales. Please add a risk factor to discuss the effects of short selling on the company’s market price.

Answer:

We have added a risk factor to discuss the effects of short selling on the market price of our common stock on page 11.

Selling Shareholder, page 40

9.

Please name the affiliate of the selling shareholder you reference in this section on page 40. Please describe the nature of the affiliation and tell us why the shares of common stock beneficially owned by the affiliate are not also beneficially owned by the selling shareholder. To the extent the shares of common stock beneficially owned by the affiliate are also beneficially by the selling shareholder, please update the selling shareholder table accordingly.

Answer: The reference to “affiliate of the selling shareholder” was a mistake. We have revised the statement to remove the phrase “the affiliate of.”

10.

On pages 40 and 41 you reference prior transactions with the selling shareholder and an affiliate. Please include further disclosure regarding the impact of past transactions with the selling shareholder and its affiliates on the market price of the company’s stock.

Answer:

The reference to “affiliate of the selling shareholder” was a mistake. We have revised the statement to remove the term “affiliate,” and to disclose that although these past transactions with the selling shareholders did not have material impact on the market price of our common stock at such time it is expected that the stock price will decrease upon the occurrence of such a transaction.

11.

We note your statement that you issued 250,000 shares to the selling shareholder. Please explain why this amount is not reflected in the selling shareholder table, or alternatively, revise the table to disclose the number of shares beneficially owned by the selling shareholder prior to the offering.

Answer:

We have revised the selling shareholder table to disclose the number of shares beneficially owned by the selling shareholder prior to the offering.

Plan of Distribution, page 43

12.

We note that you state that Dutchess “may be deemed” an underwriter. This disclosure is not sufficient. Please revise your disclosure in the plan of distribution to affirmatively identify Dutchess as an underwriter as you have on the cover page of the prospectus.

Answer:

We have revised our disclosure to remove the phrase “may be deemed” on page 43.

Financial Statements and Related Financial Information

13.

Please update your financial statements and related financial information to reflect the updated financial data presented in your latest Form 10-Q filed on November 14, 2008.

Answer:

The financial statements and related financial information have been revised to reflect the updated financial data presented in the Company’s latest Form 10-Q filed on November 14, 2008.

Signatures

14.

 We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended filing. If Harry Masuda, the Acting CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instruction 1 to the Signatures section of Form S-1.

Answer:

This section has been revised to disclose that Harry Masuda also signs in his capacity as the principal accounting officer of the Company. In addition, this section has been revised to include the signature of Larry McCleary, a member of the Board of Directors of the Company.

Finally, we acknowledge the following:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUMAN BIOSYSTEMS

By: /s/Harry Masuda

      Name: Harry Masuda

      Title: CEO